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FACSIMILE

From	Benet J. O’Reilly	Date	December 5, 2008

Sender’s direct dial	(212) 225-2746	For retransmission	212 225 3545

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To	At	Fax	Phone

Mellissa Duru	SEC Division of Corporation Finance		(202) 551-3757

Re:	Genelabs Technologies, Inc.
Proposed Amendment No. 3 to Schedule TO-T filed December 3, 2008 by
Gemstone Acquisition Corporation, SmithKline Beecham Corporation and
GlaxoSmithKline plc File No. 5-42078

Dear Ms. Duru:
     As discussed this morning, attached is a draft of the proposed Amendment No. 3 to the Schedule TO in connection with the tender offer for Genelabs Technologies, Inc. The attached draft includes the required disclosure that we would expect to include in the Schedule TO with respect SmithKline Beechman Corporation if it is added as an offeror.
     We note that because of overlaps between the persons who serve as directors and executive officers in the various GlaxoSmithKline affiliated entities filing the Schedule TO, the amendment would only add to the Schedule TO new information with respect to three persons (Michael Corrigan, Steven Werner and Audrey Klijian). We also note that the information with respect to two of these three persons (Michael Corrigan and Audrey Klinjian) already was included in the Information Statement pursuant to Section 14(f) of the Exchange Act included as an annex to the Schedule 14-D filed by Genelabs Technologies, Inc. on November 12, 2008.
     Glaxo SmithKline plc estimates that the total amount of funds necessary to purchase all of the outstanding shares of Genelabs pursuant to the offer will be approximately $57 million. GlaxoSmithKline plc currently has a market capitalization of nearly $90 billion and, as of September 30, 2008, held consolidated cash and cash equivalents in excess of $9 billion. In addition, as indicated in the Schedule TO, GSK will provide or cause to be provided to Gemstone Acquisition Corporation sufficient funds to consummate the tender offer.

From	Benet J. O’Reilly	Date	December 5, 2008
     As a result, we do not believe that the additional disclosure relating to SmithKline Beecham Corporation and its directors and executive officers is material to investors in considering whether or not to tender shares into the offer.
     I will try to contact you this afternoon to discuss this amendment further.
Truly yours,
Benet O’Reilly
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 3
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENELABS TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Gemstone Acquisition Corporation,
SmithKline Beecham Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, no par value per share
(Title of Class of Securities)

368706206
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Benet J. O’Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$71,505,930.60	$2,810.18

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 55,004,562, the estimated maximum number of shares of common stock, no par value per share, of Genelabs Technologies, Inc. (the “Shares”) that may be acquired in this tender offer and merger (representing (i) 43,684,465 Shares issued and outstanding, (ii) 3,693,966 Shares issuable upon the exercise of outstanding options and (iii) 7,626,131 Shares issuable upon the exercise of outstanding warrants) and (b) the offer price of $1.30 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.
☑	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,244.33	Filing Party: Gemstone Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Schedule TO	Date Filed: November 12, 2008

Amount Previously Paid: $565.85	Filing Party: Gemstone Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Amendment No, 2 to Schedule TO	Date Filed: December 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on December ___, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on November 12, 2008, as amended by Amendment No. 1 filed on November 21, 2008 and Amendment No. 2 filed on December 3, 2008 (the “Schedule TO”), and relates to the offer by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Genelabs Technologies, Inc., a California corporation (“Genelabs”), at a price of $1.30 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser, SKB and GSK.
     All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of October 29, 2008, by and among Purchaser, SKB and Genelabs, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO.
Items 1-11.
The Offer to Purchase is hereby amended by adding SKB as a bidder as defined in Rule 14d-l(g)(2) of Regulation 14D of the Securities Exchange Act of 1934, as amended, and:
Replacing Section 9 in its entirety with the following:
Section 9. Certain Information Concerning Purchaser, SKB and GSK
Purchaser. Purchaser is a California corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of SKB, which is a wholly-owned subsidiary of GSK. The principal executive offices of Purchaser are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, and Purchaser’s telephone number at such principal executive offices is (215) 741-4000.
SKB. SKB is a Pennsylvania corporation and is a wholly-owned subsidiary of GSK. SKB is a holding company for some of GSK’s United States based operations and assets. The principal executive offices of SKB are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, and SKB’s telephone number at such principal executive offices is (215) 741-4000.

GSK. GSK is a public limited company organized under the laws of England and Wales. Its shares are listed on the London Stock Exchange and the New York Stock Exchange. GSK is a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products. The principal executive offices of GSK are located at 980 Great West Road, Brantford, Middlesex TW8 9GS England, and GSK’s telephone number at such principal executive offices is +44 20 8047 5000.
Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of GSK, SKB and Purchaser are set forth in Schedule A to this Offer to Purchase.
None of GSK, SKB, Purchaser or, to the knowledge of GSK, SKB or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.
Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of GSK, SKB, Purchaser or, to the knowledge of GSK, SKB or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of GSK, SKB, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Genelabs, (b) none of GSK, SKB, Purchaser or, to the knowledge of GSK, SKB or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Genelabs during the past 60 days, (c) none of GSK, SKB, Purchaser, their subsidiaries or, to the knowledge of GSK, SKB or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Genelabs (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of GSK, SKB, Purchaser, their subsidiaries or, to the knowledge of GSK, SKB or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Genelabs or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of GSK, SKB, Purchaser, their subsidiaries or, to the knowledge of GSK, SKB or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Genelabs or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Genelabs’ securities, an election of Genelabs’ directors or a sale or other transfer of a material amount of assets of Genelabs.
We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) GSK and SKB have, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.
Replacing the third paragraph of Section 17 entitled “Miscellaneous” in its entirety as follows:
No person has been authorized to give any information or make any representation on behalf of GSK, SKB or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of GSK, SKB, Purchaser, Genelabs or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.
Adding to Schedule A the following:
INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS
AND
THE EXECUTIVE OFFICERS OF SKB
          Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of SKB.

Principal Occupation or
Name	Business Address	Employment	Citizenship

Board of Directors

Michael Corrigan	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President, Finance-U.S. Pharmaceuticals at GSK since January 2001. Director of SKB since March 2001.	USA

Principal Occupation or
Name	Business Address	Employment	Citizenship

Daniel Phelan	One Franklin Plaza Philadelphia, PA 19102	Chief of Staff since May 2008 at GSK; prior thereto, Senior Vice President, Human Resources from January 2001 at GSK. Director of SKB since June 2008.	USA

Steven Werner	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President & Interim General Counsel for GSK since April 2008; Senior Vice President, Legal Operations U.S. and GMS for GSK since August 2003: prior thereto, Vice President and Associate General Counsel for GSK since January 2001. Director of SKB since April 2008.	USA

Executive Officers

Carol Ashe	One Franklin Plaza Philadelphia, PA 19102	Vice President, Legal Operations-Corporate Functions-US since April 2008; prior thereto, Vice President and Associate General Counsel since January 2001. Company Secretary and Vice President at SKB since April 2008.	USA

Michael Corrigan	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President, Finance-U.S. Pharmaceuticals at GSK since January 2001. Director of SKB since March 2001.	USA

Audrey Klijian	One Franklin Plaza Philadelphia, PA 19102	Assistant Treasurer of GSK since January 2001 and Treasurer of SKB since October 2005.	USA

Principal Occupation or
Name	Business Address	Employment	Citizenship

Steven Werner	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President & Interim General Counsel for GSK since April 2008; Senior Vice President, Legal Operations U.S. and GMS for GSK since August 2003: prior thereto, Vice President and Associate General Counsel for GSK since January 2001. Director of SKB since April 2008.	USA

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GlaxoSmithKline plc
By:
	Name:	Simon M. Bicknell
	Title:	Secretary

SmithKline Beecham Corporation
By:
	Name:	Carol G. Ashe
	Title:	Vice President

Gemstone Acquisition Corporation
By:
	Name:	Carol G. Ashe
	Title:	Authorized Signatory

Dated: December ___, 2008